82-31

TransCanada

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

03037305

03 OCT 23 AM 7:21

SUPPL

CORPORATE - SECRETARIAL - FACSIMILE

To:	*The Toronto Stock Exchange*
	Attention: Manager, Market Surveillance
Fax Number:	(416) 646-7263
To:	*New York Stock Exchange*
	Attention: Elizabeth V. Montz
Fax Number:	212-656-5071/5072
To:	*Securities and Exchange Commission*
	Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Brenda Hounsell, Corporate Secretarial Department
Date:	October 24, 2003 — Time: 10:10 MDT
Number of Pages (including Cover)	Three (3)

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Re: News Release

Please see the attached news release scheduled to cross the Canada News Wire immediately:

"TransCanada and Irving Oil Limited to Build 90 Megawatt Cogeneration Plant"

Disposition of Original:	
Sent by Courier	
Sent by Mail:	
Held on our File:	X

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

dlw 11/12

S:\Corporate_Secretary\CONTINUOUS_DISCLOSURE_PRESS_RELEASES\TC_Corporation\Stock Exchanges\Fax Covers\FAX_TSE_NYSE_SEC.DOC

IRVING

TransCanada
In business to deliver

NewsRelease

TransCanada and Irving Oil Limited to Build 90 Megawatt Cogeneration Plant

CALGARY, Alberta/SAINT JOHN, New Brunswick – October 24, 2003 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation and Grandview Cogeneration Corporation, an affiliate of Irving Oil Limited, announced today they have reached an agreement to build a 90 megawatt natural gas-fired cogeneration power plant on the site of the Irving Oil Refinery in Saint John, New Brunswick.

The "Grandview" cogeneration facility will be developed and owned by TransCanada. Under a 20-year tolling arrangement, Irving will provide fuel for the plant and contract for 100 per cent of the plant's heat and electricity output.

Capital cost of the Grandview plant is estimated at approximately $85 million. Approximately 200 jobs would be created over the course of construction, which is anticipated to begin in November 2003, pending regulatory approvals. Irving first announced plans to develop a cogeneration facility at the Irving Oil Refinery in July 2002. Since then, TransCanada and Irving have been focused on finalizing their agreement and obtaining environmental approvals for the facility. The Grandview Cogeneration plant is expected to be in service by the end of 2004.

"The Grandview plant is consistent with TransCanada's objective of building a balanced portfolio of low-cost, efficient power generation assets," said Hal Kvisle, TransCanada's chief executive officer. "TransCanada brings significant expertise to the development of mid-to-large size cogeneration power plants and we are proud that with this facility our operations will expand into Atlantic Canada."

"This project represents the kind of opportunity for investment in the region we said would be possible when we committed to purchase over $1-billion of Sable's natural gas production and helped make the Saint John lateral a reality," said Kenneth Irving. "We remain strongly committed to re-investment in the region and the continued economic opportunities that are created as a result. Cogeneration is a great environmental story, because we can make even more energy using the same amount of natural gas. Cogeneration has other benefits as well - major power outages due to ice storms or hurricanes, for example, would be unlikely to affect our refinery, allowing our people to continue producing fuels essential to our region."

-MORE-

Founded in 1924, Irving Oil is the regional energy processing, transporting, and marketing company focusing on customer service and supply chain management. Irving Oil serves customers in Eastern Canada, Quebec, and New England with a range of finished energy products, including gasoline, diesel, home heating fuel, jet fuel and complementary products and services. Irving Oil's 250,000 barrel per day Saint John Refinery is Canada's largest and produces fuels years ahead of environmental regulations. In 2003, Irving Oil became the first oil company to win a USEPA Clean Air Excellence award, which it won for its low sulphur gasoline.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres (24,000 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. Including the Grandview facility, TransCanada owns, controls or is constructing nearly 4,700 megawatts of power – an equal amount of power can meet the needs of about 4.7 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

Note: All financial figures are in Canadian dollars unless noted otherwise.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

TransCanada

Media Inquiries:	Glenn Herchak/Hejdi Feick	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Stein	(403) 920-7911

Irving Oil

Media Contact:	Jennifer Parker	(506) 202-2992

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	8861
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	10/24 11:02
USAGE T	01'14
PGS.	3
RESULT	OK

TransCanada

450 - 1st Street S.W.
Calgary, Alberta T2P 5H1
Fax Number: (403)920-2467
Telephone: (403) 920-7680

03 OCT 23 AM 7:21

CORPORATE - SECRETARIAL - FACSIMILE

To:	***NASDAQ***
	Attention: Stock Watch Department
Fax Number:	240.386.6047
To:	***Securities and Exchange Commission***
	Attention: Filing Desk, Stop 1-4
Fax Number:	202.942.9628
From:	Brenda Hounsell, Corporate Secretary Department
Date:	October 21, 2003 Time: 16:30 MDT
Number of Pages (including Cover)	3

Message:

Re: News Release – TC PipeLines, LP

The attached news release is scheduled to cross the Canada Newswire immediately:

"TC PipeLines, LP Announces Third Quarter Distribution and Schedules Earnings Teleconference and Web Cast "

Disposition of Original:

Sent by Courier	
Sent by Mail:	
Held on our File:	X

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

TC PipeLines, LP

NewsRelease

TC PipeLines, LP Announces Third Quarter Distribution and Schedules Earnings Teleconference and Web Cast

Calgary, Alberta – October 21, 2003 – (Nasdaq: TCLP) – TC PipeLines, LP (the Partnership) today announced that the board of directors of TC PipeLines GP, Inc., its general partner, has declared the Partnership's third quarter 2003 distribution in the amount of US$0.55 per unit. This distribution is payable on November 14, 2003 to unitholders of record as of October 31, 2003.

The Partnership will release its third quarter 2003 financial results after markets close on October 23, 2003. Ron Turner, President and Chief Executive Officer of the general partner, will host a teleconference and audio web cast on Friday, October 24 at 10:00 a.m. (eastern) to discuss third quarter 2003 financial results and general developments concerning the Partnership. Those interested in listening to the call can dial (800) 273-9672. A replay of the conference call will also be available two hours after the conclusion of the call and until midnight, October 31, 2003, by dialing (800) 408-3053 then entering passcode 1487818.

A live web cast of the conference call will also be available through the Partnership's Internet site at www.tcpipelineslp.com. An audio replay of the call will be maintained on the Internet site.

TC PipeLines, LP is a publicly held limited partnership. It owns a 30% interest in Northern Border Pipeline Company, a Texas general partnership, and a 49% interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline, which is owned 70% by Northern Border Partners, L.P., a publicly traded master limited partnership controlled by affiliates of Enron Corp., owns a 1,249-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 240-mile United States interstate pipeline system that transports natural gas from Oregon, where it interconnects with facilities of Gas Transmission Northwest Corporation (GTN), to northern Nevada. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., a wholly owned subsidiary of TransCanada PipeLines Limited. Subsidiaries of TransCanada also hold common and subordinated units of the Partnership. Common units of TC PipeLines, LP are quoted on the Nasdaq Stock Market and trade under the symbol "TCLP". For more information about TC PipeLines, LP, visit the Partnership's Internet site at www.tcpipelineslp.com.

Cautionary Statement Regarding Forward Looking Information

This news release includes forward-looking statements regarding future events and the future financial performance of TC PipeLines, LP. All forward-looking statements are based on the Partnership's beliefs as well as assumptions made by and information currently available to the Partnership. Words such as "believes", "expects", "intends", "forecasts", "projects", and similar expressions, identify forward-looking statements within the meaning of the Securities Litigation Reform Act. These statements reflect the Partnership's current views with respect to future events and are subject to various risks, uncertainties and assumptions including regulatory decisions, particularly those of the Federal Energy Regulatory Commission, majority control of the Northern Border Pipeline management committee by affiliates of Enron Corp., which has filed for bankruptcy protection, the failure of a shipper on either one of the Partnership's pipelines to perform its contractual obligations, including Sierra Pacific Power Company, the shipper of 68% of Tuscarora's capacity, cost of acquisitions, future demand for natural gas, overcapacity in the industry, and prevailing economic conditions, particularly conditions of the capital and equity markets, and other risks discussed in the Partnership's filings with the Securities and Exchange Commission, including the Partnership's Annual Report on Form 10-K for the year ended December 31, 2002. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statement.

Media Inquiries:	Hejdi Feick/Kurt Kadatz	(403) 920-7877
Unitholder and Analyst Inquiries:	David Moneta/Debbie Stein	(877) 290-2772 investor_relations@tcpipelineslp.com

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	8737
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	10/21 17:19
USAGE T	01'21
PGS.	3
RESULT	OK